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Vienna, November 11th, 2004



04046302

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street NW
Washington DC 20459
USA

SUPPL

Attn: Special Counsel / Office of International Corporate Finance

Re: Rule 12g3-2(b) File No. 82-4381

Ladies and Gentlemen,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(be) thereunder.

This information is being furnished under Paragraph (b) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such information and documents shall constitute an admission for any purpose that Österreichische Elektrizitätswirtschafts-AG is subject to the Exchange Act.

Very truly yours

Andreas Wollein
Investor Relations Manager

Encl.: Interim Report 1-3/2004

dlw 11/30

Österreichische
Elektrizitätswirtschafts-AG
Rechtsform: Aktiengesellschaft
Firmenbuchgericht: Handelsgericht
Wien (FN 76023z) DVR 0040771
UID: ATU14703908

3/2004

Österreichische Elektrizitätswirt-
schafts



Verbund

DEAR SHAREHOLDER,

a recent analysis carried out by an international investment bank reveals that the Verbund Group is currently the best positioned utility company in Europe. In actual fact, Verbund is presently profiting from the strategy it has adopted over the last few years. The Group has been almost entirely restructured, focuses primarily on its core business, has set its capital structure on a solid basis and has largely diversified its marketing channels in Europe. In addition, the current market environment in the European electricity sector, which is marked by increasing wholesale prices, is quite favourable for Verbund. The Group aims to achieve profitable company growth through value-creating investments and acquisitions in defined core markets within Europe.

SIGNIFICANT RISE IN WHOLESALE PRICES

Once again, the wholesale prices for electricity rose significantly in Q3/2004. This is attributable to the repeated increase in prices for primary energy sources. Since the beginning of the year, the price of oil has risen by 37 %, the price of gas by 9 % and the hard coal prices by 30 %. As over 50 % of the demand for electricity in Europe is covered by thermal power plants, these increases have a very clear effect on the electricity wholesale prices. Accordingly, the one-year forward prices for base-load energy rose by 18 % while the corresponding prices for peak-load electricity rose by 14 %. The declining reserve capacities for electricity in Europe and Austria are exerting additional pressure on the wholesale prices. A recent study carried out by the Technical University of Vienna forecasts that the capacity requirements of the Austrian electricity market in terms of power plant output will be quite significant. To guarantee supply safety in Austria, new power plant capacity in the region of 30 % will have to be created by 2015.

EXCELLENT BUSINESS TREND

Given the favourable market environment for Verbund, the positive business development of the previous quarter was continued in Q3/2004.

The utilization of the increasing wholesale prices in indexed contracts paved the way for a clear increase in sales revenue of 21.9 % to € 2,202.6 million. Here, top priority was given to enhancing profits as opposed to enhancing volumes in the core markets Austria, Germany, France, Slovenia and Italy.

The results and control-specific group ratios of the group also developed quite impressively. The operating result displayed a double-digit growth of 21.3 % to € 284.0 million and the ongoing debt-clearing program coupled with a clear increase in investment income paved the way for a 7.8 % rise in pre-tax earnings to € 264.9 million. Tax effects from the Tax Reform 2005 led to a 25.7 % improvement in earnings after tax to € 210.4 million and the net result also increased significantly by 22.7 % to € 191.3 million. At the end of the nine-month period, the earnings per share had already risen to € 6,21/share and had therefore almost reached the level recorded at the end of the previous year.

Net gearing was reduced from 172.7 % to 139.1 % on account of the continued debt-clearing policy. The operating cash flow of the group also rose significantly by 13.7 % to € 388.2 million, a clear indication that the financial power of the company has improved significantly.

AUSTRIAN ELECTRICITY SOLUTION – NEGOTIATIONS SUSPENDED

In view of the serious competitive public accusations against the Austrian Electricity Solution, Verbund opted to temporarily suspend further negotiations relating to its implementation until such time as the investigation that is being conducted by the Austrian cartel authority and e-Control is completed. The negotiations have since resumed but the market environment and the positioning of the participating companies in the European electricity market have changed fundamentally since the start of negotiations over two years ago. It is essential that these changes be considered within the framework of the contractual negotiations so as to secure the interests of the shareholders long term by exploiting Verbund's full synergistic potential. Should this not be possible, we would not be able to justify the Austrian Electricity Solution to our shareholders.

"OSCAR" FOR VERBUND ANNUAL REPORT

The Verbund Annual Report 2003 received two major awards: at the Annual Report Competition (ARC) in New York, the largest and most important competition of its kind worldwide, the report won the "Golden Award" for its convincing overall impression and the "Grand Award" for the best business report in the German language.

VERY POSITIVE SHARE PERFORMANCE

The price of the Verbund share continued its positive development and generated a plus of 51.6 % since the beginning of the year. Consequently, the Verbund share clearly outperformed the DJ STOXX Utilities (+18.5 %) and the ATX (+32.2 %) The Verbund share was therefore among those stocks that achieved the highest value increase of all the listed utility stocks.

POSITIVE OUTLOOK FOR 2004

Our forecasts for the full year 2004 remain positive. Against the backdrop of the current market environment, the operating result and the group result are expected to lie approx. 20 % above the corresponding values the previous year. We also anticipate a significant value generation resulting from an increase in economic value added and that the debt-clearing programme can be continued.

Dipl.-Ing. Hans Haider Chairman of the Managing Board	Dr. Michael Pistauer Deputy Chairman of the Managing Board	Dr. Johann Sereinig Member of the Managing Board

ACCOUNTING AND VALUATION METHODS

The accounting and valuation methods applied in this interim report are identical to those applied in the last annual financial statements.

Due to the utilization of EDP devices, differences can arise in the addition of rounded totals and percentages.

EARNINGS POSITION

CONSOLIDATED INCOME STATEMENT (SHORT VERSION) Mio. €

	Q1-3/2004	Q1-3/2003	Change
Sales revenue	2,202.6	1,807.4	21.9 %
Operating result	284.0	234.2	21.3 %
Financial result	-19.1	11.6	–264.7 %
Group result	191.3	155.8	22.8 %

POSITIVE SALES REVENUE DEVELOPMENT

The further increase in selling prices and sales volumes in electricity business combined with greater volumes transported at unchanged tariffs in the grid area paved the way for a 21.9 % rise in group sales revenue to € 2,202.6 million.

Specifically, electricity revenue rose by 20.4 % to € 1,738.6 million (excluding eco-electricity). There were gains both in Austria with respect to business with provincial companies (€ 10.0 million) and abroad (€ 292.6 million). Business with foreign customers makes up 57.4 % of sales. The total increase in quantities sold, compared to the corresponding period of the previous year, came to 6,154 GWh or 10.8 %.

Grid revenue amounted to € 192.9 million, of which € 12.1 million were aperiodic.

The continuously increasing production at biomass and wind power plants led to a disproportionate 50.2 % increase in eco-electricity revenue to € 237.9 million.

SALES REVENUE Mio. €

Q1-3/2002
1,280.3
190.5
30.0
1,500.8
Q1-3/2003
1,443.6
168.2
158.4
37.2
1,807.4
Q1-3/2004
1,738.6
192.9
237.9
33.2
2,202.6
Electricity sales
Grid sales
Eco-electricity sales
Other sales

INCREASING ELECTRICITY, GRID AND ECO-ELECTRICITY PURCHASES

The necessity to purchase greater volumes in spite of the increase in own generation (+1.740 GWh) combined with higher purchase prices led to a 28.7 % increase in electricity purchases (including eco-electricity purchases) to € 1,376.1 million. The hydro coefficient of run-of-river power plants came to 1.00 and therefore clearly exceeded the value reported in the previous year (0.86). Grid purchases dropped, above all, due to the divestment of APC, by 11.5 % to € 43.4 million.

INCREASED FUEL EXPENSES

The 9.0 % increase in fuel expenses to € 87.0 million including services purchased is mainly due to the increase in hard coal prices as well as to the increase in services purchased in connection with the construction of a power plant. The reduction in expenses for fuel oil and brown coal had a positive effect.

PROVISIONS DRIVE UP PAYROLL EXPENSES

Payroll and related expenses rose by a total of 6.6 % to € 210.8 million.

The scheduled continuation of the personnel restructuring measures resulted in a further drop in the staffing level by 184 (previous year: 148) to 2,507 employees.

This development lowered expenditure for wages, salaries and related expenses (€ 147.4 million; previous year: € 150.6 million) in spite of a collective agreement increase of approx. 2 % and an additional payment for wage-related charges.

Expenses for severance payments and pensions rose, on the other hand, by 34.3 % to € 63.4 million. Provisions for restructuring measures had a negative impact compared to the previous year.

INCREASE IN OTHER OPERATING EXPENSES

The increase in other operating expenses by 17.5 % to € 108.0 million is attributable, above all, to repair work in the power plant area, higher repair costs for fittings and the replacement of insulators in the grid area as well as to greater value adjustments on the receivables side.

NORMALIZED FINANCING RESULT IMPROVED

The decline in the CHF exchange rate following the rise in the first half of the year combined with the low rate gains for JPY led to valuation-related exchange losses in the amount of € 1.4 million (previous year: € 53.4 million exchange gains). Adjusted for foreign-exchange developments, the financing result was up € 14.4 million. This positive trend was achieved through the ongoing debt-clearing program in connection with the low interest rates.

RESULT FROM PARTICIPATING INTERESTS SHOWS POSITIVE DEVELOPMENT

The 38.7 % improvement in the result from participating interests to € 39.8 million was mainly due to the increase in investment income from associated companies consolidated at equity (€ 33.9 million; previous year: € 2.9 million) which more than compensated for last year's gains from the disposal of the EVN interest (€ 20.4 million).

REDUCED INCOME TAX EXPENDITURE

This reduction is primarily attributable to the Tax Reform 2005 which was passed by parliament in May 2004 on the basis of which the deferred tax amounts were revalued at the new corporate tax rate of 25 %. High, non-tax-effective investment income also contributed significantly to this reduction.

NET WORTH

NON-CURRENT ASSETS

Long-term assets rose by € 57.9 million to € 5,951.9 million. With respect to plant, property and equipment, the decline can be attributed, primarily, to scheduled depreciation. The increase in participating interests is mainly due to the topping-up of the interest in Energia SpA in the amount of € 160.0 million. Other long-term investments were reduced, essentially, due to the repayment of loans held as non-current assets.

CURRENT ASSETS

Short-term assets increased by € 12.9 million to € 327.2 million. This increase is due, not least, to the building up of the coal inventories.

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

These were reduced by € 132.0 million to € 2,841.6 million. Scheduled repayments in the amount of € 337.0 million and borrowing in the amount of € 175.5 million represent the most significant changes here. The valuation-related changes concerning the cross border leasing transactions amount to € 12.5 million.

OTHER LONG-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The increase in long-term provisions is primarily attributable to the reorganisation of the supplementary health insurances as well as to the restructuring measures in the generation area.

OTHER SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The increase in provisions can be attributed, above all, to accruals for eco-electricity supplies and provisions for higher expenses for electricity purchases connected to power plant holdings. Other liabilities have changed, essentially, in terms of valuation.

FINANCIAL SITUATION

OPERATING CASH FLOW

The operating cash flow in the amount of € 388.2 million is 13.7 % higher than the value reported in the previous year. This can essentially be attributed to the increase in prices and sales volumes as well as to the drop in interest payments due to the continued debt clearance. This is offset by an increase in outflows for taxes.

INVESTMENT CASH FLOW

The cash outflow in the investment area is mainly due to the topping-up of the interest in Energia SpA in the amount of € 160.0 million and investments in intangible assets and plant, property and equipment in the amount of € 43.7 million. Inflows from the repayment of loans have led to a reduction in the cash outflow from investment activities.

CASH FLOW FROM FINANCING ACTIVITY

The scheduled repayment of bonds, loans and long-term credit amounts to € 360.2 million. New loans, on the other hand, only come to € 175.5 million. Together with the distribution of dividends, this results in a negative cash flow from financing activity.

KEY RATIOS

NET GEARING

Net gearing was reduced from 160.5 % as of 31 December 2003 to 139.1 % as of 30 September 2004, primarily as a result of the continued debt-clearing programme and the increase of to shareholders' equity through the group result.

NET GEARING*	%
Q1-3/2002	237.1
Q1-3/2003	172.7
Q1-3/2004	139.1

* Based on interest-bearing net debt

EBIT MARGIN

In spite of the increase in volumes in the lower-margin areas external electricity and eco-electricity trading, the EBIT margin only fell slightly compared to quarters 1-3/2003 by 0.1 % from 13.0 % to 12.9 %.

EARNINGS POSITION

SALES REVENUE

Sales revenue in quarter 3/2004 increased, compared to the same period of the previous year, by 21.6 % to € 737.3 million. This positive development is attributable, in particular, to the increase in revenues from electricity and eco-electricity (19.9 % and 51.5 %). Grid revenue increased by 11.0 % to € 62.2 million. The reasons for this improvement are essentially identical to those detailed in the year–to–date analysis.

ELECTRICITY, GRID AND ECO-ELECTRICITY PURCHASES

The increase of 26.3 % to € 494.5 million is primarily attributable to the greater volumes of electricity purchased at increased prices. The exclusion of grid purchases by the divested APC had a positive effect.

FUEL EXPENSES AND OTHER PURCHASED SERVICES

The 13.6 % reduction to € 23.5 million resulted from the elimination of brown coal purchases at Voitsberg from June and lower fuel oil purchases The increase in expenditure for hard coal had a burdening effect.

PAYROLL

The rise in expenses for severance payments and pensions can be attributed to the increase in provisions for restructuring. This was partially offset by the cut in expenditure due to staff reductions. In total, payroll and related expenses rose by 8.8 % to € 53.1 million.

OTHER OPERATING EXPENSES

The significant increase of 19.1 % to € 38.6 million resulted, above all, from repair work on lines and value adjustments on the receivables side.

RATE DEVELOPMENT BOOSTS FINANCIAL RESULT

In Q3/2004, the financial result improved by € 21.8 million. The current improvement in the financing result is attributable, above all, to exchange rate effects. The positive development in the result from participating interests which rose by € 3.7 million to € 0.2 million was due to less expenses incurred in connection with the companies consolidated at equity.

NET WORTH

NON-CURRENT ASSETS

The non-current assets increased in Q3/2004 by € 67.1 million. With respect to plant, property and equipment, the decline can be attributed, primarily, to scheduled depreciation. Other long-term investments were reduced, essentially, due to the repayment of loans held as non-current assets.

CURRENT ASSETS

In quarter 3/2004, short-term assets deteriorated by € 75.3 million. This resulted, above all, from the reduction in receivables from eco-electricity and cash items from the free cash flow.

LONG-TERM LIABILITIES

The increase in long-term liabilities in the amount of € 143.6 million in Q3/2004 can essentially be attributed to the restructuring of short-term financial obligations.

SHORT-TERM LIABILITIES

The short-term liabilities dropped by € 335.6 in Q3/2004. The reduction in short-term financial liabilities was achieved through the repayment of short-term borrowings and the scheduled repayment of bonds and loans. In addition, the payment of corporate tax led to a drop in provisions for taxes.

CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONSOLIDATED INCOME STATEMENT				**Mio. €**
	Q1-3/2004	Q1-3/2003	Q3/2004	Q3/2003
Sales revenue	**2,202.6**	**1,807.4**	**737.3**	**606.3**
Electricity sales	1,738.6	1,443.6	588.3	490.6
Grid sales	192.9	168.2	62.6	56.4
Eco-electricity sales	237.9	158.4	79.4	52.4
Others	33.2	37.2	7.0	6.9
Other operating income and changes in inventory	42.6	52.0	9.2	12.8
Electricity, grid and eco-electricity purchases	-1,419.5	-1,118.6	-494.5	-391.6
Fuel expenses and other purchased services	-87.0	-79.8	-23.5	-27.2
Payroll and related expenses	-210.8	-197.8	-53.1	-48.8
Depreciation and amortization	-135.9	-137.1	-44.1	-45.4
Other operating expenses	-108.0	-91.9	-38.6	-32.4
Operating result	**284.0**	**234.2**	**92.7**	**73.7**
Financing result	-63.3	-22.9	-12.7	-31.9
Result from participating interests*	39.8	28.7	-0.2	-3.9
Result from long-term investment	4.4	5.8	0.4	1.5
Financial result	**-19.1**	**11.6**	**-12.5**	**-34.3**
Result before taxes on income	**264.9**	**245.8**	**80.2**	**39.4**
Taxes on income	-54.5	-78.4	-29.9	-14.2
Result after taxes on income	**210.4**	**167.4**	**50.3**	**25.2**
Minority interests	-19.1	-11.6	-4.3	4.3
Group result	**191.3**	**155.8**	**46.0**	**29.5**
Earnings per share €	6.21	5.06		

* Thereof at equity:
Q1-3/2004 33.9 Mio. €
(Q3/2004 -2.2 Mio. €),
Q1-3/2003 2.9 Mio. €
(Q3/2003 -4.1 Mio. €)

CONSOLIDATED BALANCE SHEET Mio. €

	30.09.2004	31.12.2003
Non-current assets	**5,951,9**	**5,894.0**
Intangible assets	9.4	10.5
Plant, property and equipment	4,126.2	4,219.6
Participating interests*	616.0	433.2
Long-term investments – cross border leasing	896.3	889.6
Other long-term investments and other long-term receivables	304.0	341.1
Current assets	**327.2**	**314.3**
Inventories	29.5	17.7
Receivables and other assets	257.0	253.6
Loans – cross border leasing	1.3	0.9
Securities	15.8	14.0
Cash and cash equivalents	23.6	28.1
Assets	**6,279.1**	**6,208.3**

* Thereof at equity: as of 31.09.2004 € 579.6 million (as of 31.12.2003 € 398.5 million)

	30.09.2004	31.12.2003
Shareholders' equity	**1,598.0**	**1,437.6**
Long-term liabilities	**3,914.3**	**3,856.2**
Financial obligations	1,480.7	1,461.2
Financial obligations – cross border leasing	993.5	984.5
Provisions	624.4	595.4
Contributions to building costs	445.1	451.0
Deferred income and assets – cross border leasing	270.0	274.5
Other liabilities	21.8	20.3
Provision for deferred taxes	78.8	69.3
Short-term liabilities	**766.8**	**914.5**
Financial obligations	362.9	527.0
Financial obligations – cross border leasing	4.5	0.9
Provisions	269.3	223.6
Other liabilities	130.1	163.0
Liabilities	**6,279.1**	**6,208.3**

CONSOLIDATED CASH FLOW STATEMENT

Mio. €

	Q1-3/2004	Q1-3/2003
Cash flow from operating activities	388.2	341.4
Cash flow from investment activities	-169.0	105.6
Cash flow from financing activities	-223.7	-455.5
Changes in cash and cash equivalents	**-4.5**	**-8.5**
Cash and cash equivalents as of 01.01.	28.1	67.5
Cash and cash equivalents as of 30.09.	**23.6**	**59.0**

CONSOLIDATED STATEMENT OF CHANGES AT EQUITY

Mio. €

	Share capital	Capital reserves	Profit reserves	Own shares	Minority interests	Total share-holders' equity
As of 01.01.2003	**224.0**	**10.9**	**894.9**	**-7.4**	**140.6**	**1,263.0**
Cash flow hedge			0.9		0.2	1.1
Increase in minority interests					0.9	0.9
Dividends			-43.0		-1.9	-44.9
Group result			155.8		11.6	167.4
As of 30.09.2003	**224.0**	**10.9**	**1,008.6**	**-7.4**	**151.4**	**1,387.5**
As of 01.01.2004	**224.0**	**10.9**	**1,053.0**	**-7.4**	**157.0**	**1,437.6**
Profit from sale of own shares			1.3			1.3
Sale of own shares				7.4		7.4
Cash flow hedge			3.9		0.1	4.0
Dividends			-61.6		-0.3	-61.9
Successive acquisition					-0.7	-0.7
Group result			191.3		19.1	210.4
As of 30.09.2004	**224.0**	**10.9**	**1,187.9**	**0.0**	**175.2**	**1,598.0**

RATIOS

	Unit	Q1-3/2004	Q1-3/2003
Earnings per share*	€	6.21	5.07
Average number of shares in circulation*		30,805,311	30,737,861
Net Gearing**	%	139.1	172.7
Interest-bearing net debt	Mio. €	2,222.2	2,396.2
Investment in plant, property and equipment	Mio. €	42.7	37.1
EBITDA margin	%	19.1	20.5
EBITDA margin excl. external electricity trade and eco-electricity	%	31.4	34.6
EBIT margin	%	12.9	13.0
EBIT margin excl. external electricity trade and eco-electricity	%	21.0	21.5
Average no. of employees		2,507	2,691
Electricity sales	GWh	63,283	57,129
Hydro coefficient		1.00	0.86

* Diluted = non-diluted

** Based on interest-bearing net debt

SEGMENTAL REPORTING (BUSINESS SEGMENTS) Q1-3/2004 Mio. €

	Electricity	Eco-electricity	Grid	Others/ Holding	Elimi-nation	Total Group
External sales	1,762.2	237.9	197.3	5.2	0.0	2,202.6
Internal sales	82.2	5.0	25.6	37.5	-150.3	0.0
Total sales	**1,844.4**	**242.9**	**222.9**	**42.7**	**-150.3**	**2,202.6**
Depreciation and amortization	-97.2	0.0	-34.5	-7.4	3.2	-135.9
Expenses / income (excl. depreciation and amortization)	-1,509.9	-242.4	-132.9	-44.7	147.3	-1,782.6
Operating result (EBIT)	**237.3**	**0.5**	**55.5**	**-9.4**	**0.2**	**284.1**
Unscheduled depreciation and amortization	-2.4	0.0	0.0	-1.2	0.0	-3.6
Result of companies consolidated at equity	0.0	0.0	0.0	33.9	0.0	33.9
Carrying amount of companies consolidated at equity	0.0	0.0	0.0	579.6	0.0	579.6
Carrying amount of segment assets	4,796.0	80.6	820.4	1,531.2	-949.1	6,279.1
Segment liabilities	-3,885.7	-80.6	-526.1	-1,021.0	949.1	-4,564.3
Investment in non-current intangible assets and plant, property and equipment	25.1	0.0	15.4	3.2	0.0	43.7

ELECTRICITY

INCREASED GENERATION

The total generation of the group came to 23,536 GWh and was therefore 8 % up on the corresponding value the previous year. This improvement can be attributed exclusively to the increased output from hydropower plants (+12 %). In the period under review, hydraulic generation thus made up 85.9 % of total generation. Since the beginning of the year, the water supply has more or less remained at the long-term average and is therefore much improved on the previous year. In spite of the increased output compared to the previous year, operations at the annual storage power plants were kept relatively low-key on account of the comparatively low price level on the spot market. Thermal generation, on the other hand, fell 11.6 % to 3,315 GWh. This drop was also mainly due to the lower price level on the spot market in quarters 1/2004 and 3/2004.

The increase in trading activities also resulted in a 10.5 % increase in electricity purchases to 36,422 GWh. This corresponds to 57.6 % of total generation. Here, the German trading market continues to be the most significant buying source.

The intensive expansion of the eco-electricity plants in Austria and improved hydraulic conditions at the small hydropower plants led to a 39.5 % increase in volumes traded via the eco-balance group.

POSITIVE PRICE DEVELOPMENT

In quarters 1-3/2004, the revenue increase, which was already noticeable in the first six months of 2004 due to the positive price effects in indexed contracts for annual, quarterly and monthly products, continued. The Front Year Base for electricity prices for 2004 was up 18 % compared to 2003. The volumes marketable at short notice from generation at run-of-river plants which increased in Q3/2004 compared to the previous year had to be sold well below the price level of the previous year as the day-ahead prices for base und peak on the European Electricity Exchange (EEX) for Q3/2004 were 8.6 % and 21.4 % below the corresponding values recorded in 2003.

The prices are, however, expected to develop positively in the long-term on account of the ongoing consolidation, the reduction in surplus generation capacities and the increasing costs for primary energy sources. Furthermore, the anticipated costs for the implementation of the Emission Trading Directive are still exerting pressure on the wholesale prices. The deterioration of the short-term prices is attributable, above all, to the more relaxed generation situation in Central Europe which is not, in contrast to the previous year, burdened by drought-related restrictions.

RAISED ELECTRICITY SALES

Electricity sales in quarters 1-3/2004 were up 10.8 % at 63,283 GWh. This is due, above all, to enhanced trading activities with international partners which improved by 25.6 % to 31,360 GWh. The increase in volumes marketable at short notice from improved output at run-of-river plants also greatly contributed to this development – in spite of the lower price level on the spot market.

The divestment of the end-customer company APC at the end of the Q2/2004 and the enhanced focus on trading business led to a 15.5 % deterioration in end-customer business to 4,699 GWh.

Business with resellers dropped by 2.3 % as a result of the decline in trading activities at the provincial companies. The higher supply volumes from purchase rights on account of the improved water supply compared to the previous year is not expected to compensate for this decline.

The foreign subsidiary APT-Hungaria, which was established with the framework of the move to expand the international electricity business, took up its activities at the end of Q2/2004. In addition to securing a broader base for the marketing of own generation, Verbund also aims to create additional trading potential.

Given that the group has redirected its focus from volume growth to profitability, the increase in electricity revenues within the group was significantly higher than the increase in volumes sold. In Q1-3/2004, revenues came to € 2,202.6 million. This corresponds to an improvement of 21.9 % or € 370 million compared to the previous year. Revenue generated through business with foreign customers accounted for 57.4 % of the total revenue.

GENERATION GWh

	Q1-3/2004	Q1-3/2003	Change
Hydropower	20,221	18,048	+12.0 %
Thermal power	3,315	3,749	–11.6 %
Own generation	**23,536**	**21,796**	**+8.0 %**
External procurement	36,422	32,947	+10.5 %
Eco-electricity processing	3,326	2,385	+39.5 %
Group generation	**63,283**	**57,129**	**+10.8 %**

SALES GWh

	Q1-3/2004	Q1-3/2003	Change
End consumers	4,699	5,563	–15.5 %
Resellers	22,382	22,908	–2.3 %
Traders	31,360	24,960	+25.6 %
Own consumption	1,334	1,226	+8.9 %
Eco-electricity processing	3,508	2,473	+41.8 %
Group consumption	**63,283**	**57,129**	**+10.8 %**

In quarters 1-3/2004, the amount of energy transmitted over Verbund's 220/380 kV grid and relevant to clearing totalled 12,195 GWh (-8.8 %). Grid revenue amounted to € 192.9 million, of which € 12.1 million were aperiodic.

The Energy Control Commission has initiated proceedings for the setting new grid tariffs.

LINE CONSTRUCTION – STYRIA

The authorities have drawn up an Environmental Impact Analysis Report that attests the environmental compatibility of the Styria line project. This report has been open for public inspection in all the relevant municipalities since 23 September 2004. The verbal negotiations took place in Graz from 18–20 October and in Oberwart from 27–28 October 2004. The authorities will then come to a decision relating to the admissibility of the project.

LINE CONSTRUCTION – SALZBURG

The Environmental Impact Declaration (EID) for the first section of the line from substation St. Peter to substation Salzach neu is currently being prepared. The EID is to be submitted in Q1/2005. The recommended improvements to the line outlined in the expert assessments that are available to date are now being discussed with the municipalities and the public.

ECO-ELECTRICITY

Verbund has been pushing strongly for an amendment of the Eco-Electricity Act ever since the necessary raising of the contributions was prevented at the end of 2003 due to a Länder veto. After intensive lobbying, the ministry of economic affairs finally introduced the first steps to this end in Q3/2004. The amendment, which has already been presented by the government to parliament, is due to be enacted as of 1 January 2005. Under the amended act, a national processing and administration centre (Ökoenergie-AG) would be set up which would relieve Verbund not only of these tasks but also of the associated legal and financial risks.

RECONNECTION OF THE UCTE SYNCHRONOUS ZONES

More than 13 years after the separation of the UCTE grid, the Union for the Coordination of Transmission of Electricity has given the go-ahead for the reconnection of the two synchronous zones. The approval was granted following the restoration of the line connections that were destroyed in Croatia, Bosnia and Herzegovina, Serbia and Montenegro on account of the Balkan War and after the positive conclusion of the grid studies that were required by the UCTE. Rumania and Bulgaria, who have been members of the second synchronous part since 1995 and members of the UCTE since May 2003, will therefore also be integrated into UCTE's core area. Resynchronisation was accomplished successfully on 10 October 2004.

THE VERBUND SHARE

INTERNATIONAL STOCK MARKET SITUATION

The positive price trend observed on the international stock markets in the previous year continued in January and February. The terrorist attacks in Madrid, the tense situation in Iraq and, above all, muted economic growth in Europe did, however, trigger a noticeable price adjustment in March. The high and repeated increases in oil prices coupled with the rise in output volumes and the discussions on increasing the interest rates once again led to strong fluctuations which also continued into Q3, 2004. The final company figures, which were predominantly quite positive, were largely ignored by the market participants and consequently, most of the share indexes reported prices losses at the end of the quarter.

The Dow Jones Industrial Average (DJIA) Index dropped 3.9 %; the more broad-based Standard & Poor's (S&P) 500 Index was down 2.3 % and the technology exchange NAS-DAQ deteriorated by 7.4 %. In Europe, the DJ Euro STOXX 50 was down 3.0 % and the German Share Index (DAX) fell by 3.9 %. The Austrian Traded Index (ATX), the index that comprises the largest Austrian stocks, improved, on the other hand, by 32.2 %. DJ STOXX Utilities, the index of the major European utility stocks and an important benchmark for Verbund, was up 18.5 %.

SHARE-PRICE DEVELOPMENT

RELATIVE SHARE-PRICE DEVELOPMENT (1 YEAR, 01.01.2004 = 100 %)


180
160
140
120
100
80
10-2003
01-2004
04-2004
07-2004
10-2004
Verbund
ATX
DJ STOXX Utilities

The Verbund share started the stock-exchange year 2004 with a price of € 92.60. The significant price increase which commenced in November 2003 continued in the first two months of the year. At the end of February, Verbund published the best group result in the company's history and the dividend was raised by 43 %. The subsequent road shows in Great Britain, Germany and France attracted enormous interest. Investors and analysts

confirmed their confidence in the successful economic development of Verbund. Positively influenced by the increasing wholesale prices, the successful expansion of activities in Italy and the corporate tax reduction as of 01 January 2005, the Verbund share reached a record high on 28 July 2004 at € 154.7. This was followed by a slight drop in the share price as a result of the profit-taking and the uncertainty relating to the implementation of the Austrian Electricity Solution. The share closed at € 140.39 at the end of the quarter. This corresponds to a very positive performance of 51.6 % since the beginning of the year. Consequently, the Verbund share also developed well ahead of the DJ STOXX Utilities index.

SALES AND MARKET CAPITALIZATION

STOCK RATIOS

	Unit	Q1-3/2004	Q1-3/2003
Peak price	€	154.70	86.55
Lowest price	€	92.92	77.50
Closing price	€	140.39	80.24
Performance	%	51.61	-1.11
Market capitalization	Mio. €	4,326.82	2,473.00
Weighting ATX	%	4.44	4.26
Stock-exchange turnover	Mio. €	182.18	213.31
Stock-exchange turnover/day	Units	20,135	14,109

Stock exchange turnover in Verbund shares reached € 182.0 million. On average, 20,135 shares were traded every day. As of 30 September 2004, Verbund had the fifth highest valuation of all companies listed on the Vienna Stock Exchange. The total value of the company derived from its market capitalization amounted to € 4,326.8 million; its weighting at the ATX was 4.4 %.

CAPITAL MARKET CALENDAR

Event	Location	Date
Meetings with analysts and investors	Zurich, Geneva	10.–11.11.2004
Meetings with analysts and investors	New York	06.12.2004
Investors' conference (BA/CA)	Kitzbühel	19.–22.01.2005
Annual results 2004	–	16.02.2005
Press conference / balance sheet	Vienna	16.02.2005
Annual General Meeting	Vienna	10.03.2005

IMPRINT / CONTACT

Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien

Design: aha puttner red cell Werbeagentur GmbH
Photo: Getty Images
Printed by: Ueberreuter Print und Digimedia GmbH

Contact: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien
Voice: +43-1-53113-0
Fax: +43-1-53113-54191
E-mail: info@verbund.at
Homepage: http://www.verbund.at

Investor Relations: Mag. Andreas Wollein, Voice: +43-1-53113-52616, E-mail: investor@verbund.at

Communication: Mag. Gerald Schulze, Voice: +43-1-53113-53702, E-mail: media@verbund.at

O I would like to receive the following information in the future:

Interim Report at the end of each quarter	O print version	O per e-mail*
Annual Report	O print version	O per e-mail*
Sustainability Report	O print version	O per e-mail*

O I would like to become a member of the Verbund Shareholders' Club.

Name: ______________________________

Company: ______________________________

Address: ______________________________

____

E-mail: ______________________________

* Reports can be read online or downloaded via link on Verbund homepage

To

Österreichische Elektrizitätswirtschafts-
Aktiengesellschaft (Verbundgesellschaft)
Investor Relations
Am Hof 6a
A 1010 Vienna

Fax: +43-1-53113-54191
E-mail: investor@verbund.at

